09055848

SEC
Mail Processing
Section

FEB 27

Washington, DC

DSTATES
CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thoroughbred Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5110 Maryland Way, Suite 300
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Kelly 615-371-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Suite 550	Nashville,	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thoroughbred Financial Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Daniel Kelly
Signature

VP Operations
Title

Carol F. Speakman
Notary Public

MY COMMISSION EXPIRES
July 7, 2009

CAROL F. SPEAKMAN STATE OF TENNESSEE NOTARY PUBLIC SUMNER COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Thoroughbred Financial Services, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thoroughbred Financial Services, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

February 16, 2009
Nashville, Tennessee

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

Assets

	2008	2007
Cash and cash equivalents	$ 1,248,898	$ 1,188,135
Deposits with clearing organizations	50,000	50,000
Commissions and other receivables	161,500	264,831
Prepaid expenses and other	9,061	10,194
Property and equipment, net of accumulated depreciation of $104,993 and $97,421, respectively	22,245	29,476
Total assets	$ 1,491,704	$ 1,542,636

Liabilities and Members' Equity

	2008	2007
Accounts payable and accrued expenses	$ 43,192	$ 113,858
Accrued rent	81,747	96,253
Accrued compensation, taxes and benefits	381,722	449,383
Total liabilities	506,661	659,494
Members' equity	985,043	883,142
Total liabilities and members' equity	$ 1,491,704	$ 1,542,636

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions income	$ 10,381,844	$ 10,986,775
Other	343,847	247,170
Management fees from related company	240,000	250,000
Total revenues	10,965,691	11,483,945
Expenses:		
Commissions expense	7,216,148	7,793,456
Employee compensation, taxes, and benefits	2,325,846	2,263,079
Management fees	462,199	483,845
Facility rent	228,526	232,946
Trade fees and confirmations	173,255	144,083
Other	172,999	188,426
Legal and professional	34,817	36,309
Total expenses	10,613,790	11,142,144
Net income	$ 351,901	$ 341,801

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2008 and 2007

	Member Contributions	Retained Earnings	Total Members' Equity
Balances at December 31, 2006	$ 300,000	$ 441,341	$ 741,341
Distributions to members	-	(200,000)	(200,000)
Net income	-	341,801	341,801
Balances at December 31, 2007	300,000	583,142	883,142
Distributions to members	-	(250,000)	(250,000)
Net income	-	351,901	351,901
Balances at December 31, 2008	$ 300,000	$ 685,043	$ 985,043

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 351,901	$ 341,801
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,116	16,093
Changes in operating assets and liabilities:		
Commissions and other receivables	103,331	(76,181)
Accounts payable and accrued expenses	(70,666)	(11,030)
Accrued rent	(14,506)	(2,488)
Accrued compensation, taxes and benefits	(67,661)	17,572
Net cash provided by operating activities	314,515	285,767
Cash flows from investing activities:		
Purchase of property and equipment	(3,752)	(2,666)
Net cash used in investing activities	(3,752)	(2,666)
Cash flows from financing activities:		
Distributions to members	(250,000)	(200,000)
Net cash used in financing activities	(250,000)	(200,000)
Net increase in cash and cash equivalents	60,763	83,101
Cash and cash equivalents, beginning of year	1,188,135	1,105,034
Cash and cash equivalents, end of year	$ 1,248,898	$ 1,188,135
Supplemental disclosure:		
State income taxes paid	$ 20,175	$ 16,140
Interest paid	$ -	$ -

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Thoroughbred Financial Services, LLC (the "Company") was formed effective June 24, 1999 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the Financial Industry Regulatory Authority. The Company also acts as an investment advisor and sells insurance products. It operates as a limited liability company ("LLC"), and its members have limited personal liability for the obligations or debts of the entity. The term of the LLC shall continue until June 24, 2039, unless earlier terminated in accordance with the provisions of the operating agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which, at times may exceed federally insured limits. At December 31, 2008, the Company's uninsured cash balances total $989,972.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2008 and 2007.

Property and Equipment

Expenditures for property and equipment are recorded at cost. Expenditures for ordinary repairs and maintenance are expensed. Depreciation is provided over the estimated useful lives of the respective assets using accelerated methods.

Income Taxes

Effective January 1, 2002, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for federal income taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the years ended December 31, 2008 and 2007.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31 consists of the following:

	2008	2007
Furniture and fixtures	$ 73,423	$ 72,927
Computer equipment	53,815	53,970
	127,238	126,897
Less: Accumulated depreciation	(104,993)	(97,421)
	$ 22,245	$ 29,476

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2008, the Company had net capital of $941,202 which was $891,202 in excess of its required net capital of $50,000. At December 31, 2007, the Company had net capital of $760,209 which was $710,209 in excess of its required net capital of $50,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company earns management fees from a related party in exchange for the use of office space, personnel and administrative services. Management fees income for the years ended December 31, 2008 and 2007 totaled $240,000 and $250,000, respectively. The Company also earns commissions on investments of an affiliated entity. Commission income recognized under this arrangement totaled $1,182,877 and $1,318,405 for the years ended December 31, 2008 and 2007, respectively.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan for its employees. The Plan covers all employees who have completed minimum service requirements. The Plan provides for employer safe harbor contributions and discretionary profit sharing contributions. Contributions to the Plan totaled $50,929 and $100,623 for the years ended December 31, 2008 and 2007, respectively.

NOTE 8 – OPERATING LEASES

The Company leases facilities and equipment accounted for as operating lease agreements. Total rent expenses under operating leases was $264,044 and $263,462 during 2008 and 2007, respectively. The Company leases office space under a non-cancelable operating lease which began in August 2004 and will expire in December 2011. Lease payments are subject to scheduled increases. Accordingly, rent expense under the leases is accrued to achieve ratable recognition over the lease term. Accrued rent as a result of straight-lining of rent payments was $81,747 and $96,253 at December 31, 2008 and 2007, respectively. Minimum lease payments range from $197,100 to $239,544 per annum. The lease provides for additional rent to be payable in accordance with the Company's pro rata share of the building's excess operating expenses.

Minimum rents due under operating leases having non-cancelable terms in excess of one year are as follows:

Year ending December 31:	
2009	$ 266,249
2010	241,975
2011	239,544
2012	-
2013	-
	$ 747,768

SUPPLEMENTARY INFORMATION

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

Schedule I

	2008	2007
Computation of basic net capital requirement:		
Net worth per financial statement	$ 985,043	$ 883,142
Total nonallowable assets	(43,640)	(120,646)
Haircuts on securities	(201)	(2,287)
Net capital	$ 941,202	$ 760,209
Minimum net capital requirement	$ 33,777	$ 43,966
Minimum dollar net capital requirement of reporting broker	$ 50,000	$ 50,000
Greater of above amounts	$ 50,000	$ 50,000
Excess net capital	$ 891,202	$ 710,209
Excess net capital at 1000%	$ 890,536	$ 694,260

Thoroughbred Financial Services, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2008 and 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

Thoroughbred Financial Services, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2008 and 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Thoroughbred Financial Services, LLC
Reconciliation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3

December 31, 2008 and 2007

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2008 and 2007 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Thoroughbred Financial Services, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2008 and 2007

Not Applicable

Thoroughbred Financial Services, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2008 and 2007

None

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

In planning and performing our audit of the financial statements of Thoroughbred Financial Services, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such as that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control and control activities for safeguarding securities that we consider to be a significant deficiency:

Segregation of Duties
We noted that the same employee is responsible for preparing deposits, approving invoices, has check signing authority and is responsible for preparing the bank account reconciliations. No one employee should have access to both the accounting records and underlying assets, or to all phases of a transaction.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier Dean & Howard, PLLC

Frasier, Dean & Howard, PLLC
Nashville, Tennessee
February 16, 2009

THOROUGHBRED FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2008 and 2007

THOROUGHBRED FINANCIAL SERVICES, LLC

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